UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-42717

Blue Gold Limited
(Translation of registrant’s name into English)

94 Solaris Avenue
Camana Bay
PO Box 1348
Grand Cayman KY1-1108
Cayman Islands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On July 8, 2026, Blue Gold Limited (the “Company” or “BGL”) announced strategic initiatives to regain compliance with the Nasdaq Stock Market LLC (“Nasdaq”) continued listing requirements and strengthen its financial position.

The Company issued a press release, attached hereto as Exhibit 99.1, announcing a series of balance sheet optimization transactions that are expected to improve the Company’s shareholders’ equity by approximately $30 million, thereby enabling compliance with the shareholders’ equity requirement for continued listing on the Nasdaq Global Market.

In connection with these strategic initiatives, the Company entered into a Deed of Settlement and Conversion dated July 8, 2026 (the “Deed”), attached hereto as Exhibit 99.2, among Future Global Resources Limited (“FGRL”), FGR Bogoso Prestea Ltd (“FGR”), the Company, and Blue Gold Bogoso Prestea Ltd (“BGBPL”), relating to certain liabilities and obligations in connection with the Bogoso-Prestea asset purchase completed pursuant to the Purchase and Assumption Agreement dated January 27, 2024.

Key Terms of the Deed of Settlement and Conversion

The material terms of the Deed include the following:

(a) Confirmation and Release of GSR Liabilities. FGRL has confirmed that the GSR Liabilities (including Contingent Consideration Liabilities and NSR Royalty Payments, each as defined in the Deed) remain liabilities of FGRL and do not pass to BGBPL. BGBPL is released from any obligations with respect to such liabilities.

(b) Conversion of Accounts Payable. US$3,617,176 of accounts payable owed by BGBPL to FGR shall be satisfied by the issuance by BGL of 3,617 shares of Series A Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) to FGRL.

(c) CalBank Deposit Assignment. A US$3,500,000 deposit held at CalBank (constituting an Environmental Protection Agency bond for an asset retirement obligation) shall be assigned to BGBPL. As consideration and acknowledgement of such assignment, BGL shall issue 3,500 shares of Series A Preferred Stock to FGRL.

(d) Series A Preferred Stock Terms. The Series A Preferred Stock has the following key terms: (i) each share is convertible into 1,000 shares of common stock (Class A ordinary shares); (ii) the shares are non-voting; (iii) there is no mandatory redemption; (iv) BGL may redeem the shares at its option after 12 months at face value; (v) holders may convert the shares after 12 months, subject to the Conversion Cap (as defined below); and (vi) upon a change of control, holders shall receive the same consideration as common stockholders on an as-converted basis.

(e) Conversion Cap. The conversion of Series A Preferred Stock into common stock is subject to a cap of 19.99% of the common stock outstanding immediately prior to the issuance of the Series A Preferred Stock (the “Conversion Cap”), in compliance with Nasdaq Listing Rules.

(f) Stockholder Approval. Stockholder Approval (as defined in the Deed) is required to exceed the Conversion Cap. The Company intends to seek such approval at a future meeting of shareholders.

(g) Financial Viability Exception. The Deed provides that, if any delay in obtaining Stockholder Approval would seriously jeopardize the financial viability of the Company, the Company may rely on the financial viability exception under Nasdaq Listing Rule 5635(f), subject to applicable approvals, shareholder-notice and public-announcement requirements.

Extraordinary General Meeting and Reverse Share Split

The Company has announced that an extraordinary general meeting (“EGM”) will be held on July 24, 2026 (record date: July 7, 2026) to seek shareholder authorization for the Board of Directors to determine the timing and ratio of a reverse share split of the Company’s Class A ordinary shares.

Transfer to Nasdaq Capital Market

If the Company regains compliance with Nasdaq continued listing requirements, it intends to transfer the listing of its Class A ordinary shares (ticker: BGL) and warrants (ticker: BGLWW) from the Nasdaq Global Market to the Nasdaq Capital Market.

The information contained in this Form 6-K (including the exhibits hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated July 9, 2026
99.2	Deed of Settlement and Conversion, dated July 8, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2026

BLUE GOLD LIMITED

By:	/s/ Andrew Cavaghan
Andrew Cavaghan
Chief Executive Officer

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